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                         September 10, 2020

       Olivia K. Bloom
       Chief Financial Officer
       Geron Corporation
       919 East Hillsdale Boulevard, Suite 250
       Foster City, CA 94404

                                                        Re: Geron Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed September 4,
2020
                                                            File No. 333-248637

       Dear Ms. Bloom:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Chad Mills, Esq.